Mail Stop 6010

April 7, 2009

Patrick A. Thiele
President and Chief Executive Officer
PartnerRe Ltd.
Wellesley House South
90 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re:** **PartnerRe Ltd.**
> **Preliminary Proxy Statement on Form PRE14A**
> **Filed March 27, 2009**
> **File No. 001-14536**

Dear Mr. Thiele:

We have completed our review of your Preliminary Proxy Statement on Form PRE14A and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director